                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration Nos. 333-38931;
                                                                  333-01807


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 1, 1997)

                                  $300,000,000

                       SALOMON SMITH BARNEY HOLDINGS INC.
                       6 1/8% NOTES DUE JANUARY 15, 2003
                               ------------------
     Salomon Smith Barney Holdings Inc. (the "Company") is offering $300,000,000 principal amount of its 6 1/8% Notes due January 15, 2003 (the "Notes"). Interest on the Notes is payable on January 15 and July 15, commencing July 15, 1998. The Notes may not be redeemed prior to maturity. See "Description of Notes."

     The Notes will be issued in fully registered form only in denominations of $1,000 or integral multiples thereof. The Notes will be initially represented by one or more global notes registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Owners of beneficial interests in Notes will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described herein. See "Description of Notes -- Book-Entry Notes."

     Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Same-Day Funds Settlement System of DTC, and, to the extent that secondary market trading activity in the Notes is effected through the facilities of DTC, such trades will be settled in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===================================================================================================
                                                                UNDERWRITING
                                               PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                               PUBLIC(1)       COMMISSIONS(2)      COMPANY(1)(3)
---------------------------------------------------------------------------------------------------
Per Note                                        99.605%             .500%             99.105%
---------------------------------------------------------------------------------------------------
Total                                        $298,815,000        $1,500,000        $297,315,000
===================================================================================================

   (1) Plus accrued interest, if any, from February 3, 1998 to the date of delivery.

   (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

   (3) Before deducting expense payable by the Company estimated to be $75,000.

                               ---------------------
        The Notes are offered by the Underwriters named herein, subject to prior sale, when, as and if accepted by the Underwriters and subject to certain conditions. It is expected that delivery of the Notes in book-entry form will be made through the facilities of DTC, on or about February 3, 1998.

                               ---------------------

   SALOMON SMITH BARNEY
       ABN AMRO CHICAGO CORPORATION
                  BANC ONE CAPITAL CORPORATION
                           BEAR, STEARNS & CO. INC.
                                           NATIONSBANC MONTGOMERY SECURITIES LLC
January 29, 1998

     Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Notes, including over-allotment, stabilizing transactions and covering transactions. For a description of these activities, see "Underwriting."
                            ------------------------

                                 CAPITALIZATION

     The following table sets forth the supplemental consolidated capitalization of the Company at September 30, 1997, after giving retroactive effect to the merger of the Company with Smith Barney Holdings Inc. as a combination of entities under common control in a transaction accounted for in a manner similar to a pooling of interests, and as adjusted to give effect to the issuance of the Notes, the issuance and sale of trust preferred securities of a subsidiary trust, the issuance and sale of additional long-term debt of the Company after September 30, 1997 through the date hereof, and the application of the proceeds from each of these transactions to the repayment of short-term borrowings, as if such transactions had occurred on September 30, 1997.

                                                                          AT SEPTEMBER 30, 1997
                                                                       ---------------------------
                                                                               (UNAUDITED)
                                                                       OUTSTANDING     AS ADJUSTED
                                                                       -----------     -----------
                                                                          (DOLLARS IN MILLIONS)
Short-term borrowings................................................    $11,161         $ 9,138
Notes payable........................................................         10              10
Long-term debt.......................................................     19,717          21,340
                                                                         -------         -------
          Total debt.................................................    $30,888         $30,488
                                                                         =======         =======
Redeemable Preferred Stock, Series A(1)..............................        420              --
Salomon Smith Barney-Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trust holding solely Subordinated Debt
  Securities of Salomon Smith Barney(2)..............................        345             345
SSBH-Obligated Mandatorily Redeemable Preferred Securities of
  Subsidiary Trust holding solely Junior Subordinated Debt Securities
  of SSBH(3).........................................................         --             400
Stockholder's equity
  Preferred Stock, Series D and E(1).................................        450              --
  Common stock and additional paid-in capital (net of treasury
     stock)..........................................................        634           1,504
Retained earnings....................................................      7,318           7,318
Cumulative translation adjustment....................................          3               3
                                                                         -------         -------
          Total stockholder's equity.................................      8,405           8,825
                                                                         -------         -------
Total capitalization.................................................    $40,058         $40,058
                                                                         =======         =======

---------------
(1) On November 28, 1997, in connection with the merger of the Company into a wholly owned subsidiary of Travelers Group Inc. ("Travelers Group"), each share of Series A Cumulative Convertible Preferred Stock, 8.08% Cumulative Preferred Stock, Series D and 8.40% Cumulative Preferred Stock, Series E of the Company was exchanged, respectively, for one share of Series I Cumulative Preferred Stock, 8.08% Cumulative Preferred Stock, Series J and 8.40% Cumulative Preferred Stock, Series K of Travelers Group.

(2) The sole asset of SI Financing Trust is $355,700,000 aggregate principal amount of 9.25% Subordinated Debt Securities of the Company due June 30, 2026.

(3) The sole asset of SSBH Capital I is $412,372,000 aggregate principal amount of 7.200% junior subordinated deferrable interest debentures of the Company due January 28, 2038.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                            NINE
                                           MONTHS
                                            ENDED                  YEAR ENDED DECEMBER 31,
                                        SEPTEMBER 30,     -----------------------------------------
                                            1997          1996     1995     1994     1993     1992
                                        -------------     -----    -----    -----    ----     -----
    Ratio of earnings to fixed
      charges.........................       1.29          1.37     1.20    0.98*    1.32      1.27

     The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes and fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of interest expense and that portion of rentals deemed representative of the appropriate interest factor.

     * For the year ended December 31, 1994, earnings as defined were inadequate to cover fixed charges. The amount by which fixed charges exceeded earnings as defined for the year was $173 million.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Notes will be used for general corporate purposes, which may include capital contributions to subsidiaries of the Company and/or the reduction or refinancing of borrowings of the Company or its subsidiaries. In order to fund its investment brokerage business, the Company expects to incur additional indebtedness in the future.

                              DESCRIPTION OF NOTES

     The following description of the terms of the Notes offered hereby (referred to in the Prospectus as the "Offered Securities") supplements the description of the general terms of Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the Notes is qualified in its entirety by reference thereto and to the Indenture referred to therein.

     The Notes will be limited to $300,000,000 in aggregate principal amount, as a result of which, as of January 29, 1998, $10,698,011,165 aggregate principal amount of Debt Securities remains currently available to be offered by the Company under the Registration Statements of which this Prospectus Supplement and the accompanying Prospectus form a part. The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Notes will be issued in the form of one or more global notes (each, a "Book-Entry Note") registered in the name of DTC or its nominee, as described below. The Notes will bear interest from February 3, 1998, at the annual rate set forth on the cover page of this Prospectus Supplement. The Notes will mature on January 15, 2003. Interest on the Notes will be payable semiannually on January 15, and July 15, commencing July 15, 1998, to the persons in whose names the Notes are registered at the close of business on the preceding January 1 or July 1, respectively. The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.

     Principal of and interest on the Notes will be payable at the office or agency of the Company to be maintained in the Borough of Manhattan, The City of New York, initially at the Corporate Trust Office of the Trustee, 111 Wall Street, Fifth Floor, New York, New York; provided, however, that at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the register of holders of Notes. Notwithstanding the foregoing, payments of principal of and interest on Book-Entry Notes will be made as described below.

     The Indenture permits the defeasance of Debt Securities upon the satisfaction of the conditions described under "Description of Securities -- Defeasance" in the Prospectus. The Notes are subject to these defeasance provisions.

BOOK-ENTRY NOTES

     The Notes will initially be issued in the form of one or more Book-Entry Notes, which will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as set forth below, Book-

Entry Notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

     Principal and interest payments on the Notes represented by one or more Book-Entry Notes will be made by the Company to DTC or its nominee, as the case may be, as the registered owner of the related Book-Entry Note or Notes. The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of Book-Entry Notes, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in such Book-Entry Notes as shown on the records of DTC. Neither the Company nor the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of Book-Entry Notes, or for maintaining, supervising or reviewing any records relating to such beneficial interests. The Company also expects that payments by participants to owners of beneficial interests in Book-Entry Notes held through such participants will be governed by standing customer instructions and customary practices, as is the case with securities registered in "street name." Such instructions will be the responsibility of such participants.

     If DTC is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Notes in certificated form in exchange for beneficial interests in the Book-Entry Notes. In addition, the Company may at any time determine not to have its Notes represented by one or more Book-Entry Notes, and, in such event, will issue Notes in certificated form in exchange for beneficial interests in Book-Entry Notes. In any such instance, an owner of a beneficial interest in a Book-Entry Note will be entitled to physical delivery in certificated form of Notes equal in principal amount to such beneficial interest and to have such Notes registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any amount in excess thereof that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes are expected to trade in the Same-Day Funds Settlement System of DTC until maturity, and, to the extent that secondary market trading activity in the Notes is effected through the facilities of DTC, such trades will be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Terms Agreement dated January 29, 1998, which incorporates by reference the Underwriting Agreement Basic Provisions dated December 1, 1997 (together, the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

    UNDERWRITER                                                            PRINCIPAL AMOUNT
    -----------                                                            ----------------
    Salomon Brothers Inc ................................................    $ 60,000,000
    ABN AMRO Chicago Corporation ........................................      60,000,000
    Banc One Capital Corporation ........................................      60,000,000
    Bear, Stearns & Co. Inc. ............................................      60,000,000
    NationsBanc Montgomery Securities LLC ...............................      60,000,000
                                                                             ------------
              Total......................................................    $300,000,000
                                                                             ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Notes if any are taken.

     The Underwriters propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .300% of the principal amount under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount to certain other dealers.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriters may engage in over-allotment, stabilizing transactions and covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions.

     The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

     Salomon Brothers Inc and Smith Barney Inc., each a member of the National Association of Securities Dealers, Inc. (the "NASD") and a wholly owned subsidiary of the Company, may participate in distributions of the Notes. Accordingly, the offerings of Notes will conform with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding a NASD member firm's underwriting of securities of an affiliate. Certain of the Underwriters or their affiliates engage in transactions (which may include commercial banking transactions) with and perform services for the Company or one or more of its affiliates in the ordinary course of business and may do so in the future.

     This Prospectus Supplement, together with the Prospectus, may also be used by Smith Barney Inc., Salomon Brothers Inc and/or any successor thereto (the "Salomon Smith Barney Subsidiaries"), each a subsidiary of the Company, in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any Salomon Smith Barney Subsidiary may act as principal or agent in such transactions.

                                    EXPERTS

     The consolidated financial statements and schedules of Salomon Inc as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, included in Salomon Inc's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Salomon Financials"), are incorporated by reference herein, in reliance upon the report (also incorporated by reference herein) of Arthur Andersen LLP, independent public accountants, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of Smith Barney Holdings Inc. and its subsidiaries for the fiscal years ended December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, included in the Company's Current Report on Form 8-K filed on September 29, 1997, have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, as set forth in their report therein, included thereon and incorporated herein by reference. Such financial statements referred to above are incorporated by reference herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

     The supplemental consolidated financial statements of the Company and its subsidiaries for the fiscal years ended December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included in the Company's Current Report on Form 8-K filed on November 28, 1997, have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, as set forth in their report thereon, included therein and incorporated herein by reference, which report states that Coopers & Lybrand L.L.P. did not audit the Salomon Financials and that their opinion with respect to any amounts contained in the Salomon Financials is based on the report of Arthur Andersen LLP. Such financial statements referred to above are incorporated by reference herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

     The validity of the Notes offered hereby will be passed upon for the Company by Stephanie B. Mudick, Esq., as counsel for the Company, 388 Greenwich Street, New York, New York 10013 and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York 10022. Ms. Mudick, Deputy General Counsel of Travelers Group, the parent of the Company, beneficially owns, or has rights to acquire under Travelers Group employee benefit plans, an aggregate of less than 1% of the common stock of Travelers Group. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time acted as counsel for Travelers Group and certain of its subsidiaries and may do so in the future. Mr. Kenneth J. Bialkin, a partner in that firm, is a director of Travelers Group, and he and other attorneys in such firm beneficially own an aggregate of less than 1% of the common stock of Travelers Group.

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION, OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS CONSTITUTES AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED IN EITHER IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
Capitalization........................  S-2
Ratio of Earnings to Fixed Charges....  S-3
Use of Proceeds.......................  S-3
Description of Notes..................  S-3
Underwriting..........................  S-4
Experts...............................  S-6
Legal Opinions........................  S-6

PROSPECTUS
Prospectus Summary....................    2
The Company...........................    6
Ratio of Earnings to Fixed Charges....    6
The Offered Securities................    6
Description of Debt Securities........    7
Description of Index Warrants.........   15
Limitations on Issuance of Bearer
  Securities and Bearer Warrants......   19
European Monetary Union...............   20
Use of Proceeds and Hedging...........   21
Plan of Distribution..................   21
ERISA Matters.........................   23
Experts...............................   24
Legal Matters.........................   24
Available Information.................   25
Incorporation of Certain Documents by
  Reference...........................   25

======================================================
======================================================

                                  $300,000,000

                              SALOMON SMITH BARNEY
                                 HOLDINGS INC.

                       6 1/8% NOTES DUE JANUARY 15, 2003
                                  ------------

                             PROSPECTUS SUPPLEMENT
                                JANUARY 29, 1998
                             (INCLUDING PROSPECTUS
                            DATED DECEMBER 1, 1997)

                                  ------------
                              SALOMON SMITH BARNEY
                          ABN AMRO CHICAGO CORPORATION
                          BANC ONE CAPITAL CORPORATION
                            BEAR, STEARNS & CO. INC.
                     NATIONSBANC MONTGOMERY SECURITIES LLC

======================================================